

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Stephen Walker
Chief Financial Officer
Taboola.com Ltd.
16 Madison Square West
7th Floor
New York, NY 10010

> **Re: Taboola.com Ltd.**
> **Registration Statement on Form F-1**
> **Filed July 13, 2021**
> **File No. 333-257879**

Dear Mr. Walker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Wray, Staff Attorney, at 202-551-3483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Chris Van Buren